SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Compass Minerals International, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

20451N 10 1

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2003

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YBR Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON OO

CUSIP No. 20451N 10 1	13D	Page 2 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YBR Netherlands I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Delaware	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 514,211 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 514,211 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,211 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 3 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON YBR Netherlands II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 514,211 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 514,211 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,211 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 4 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo Investment Fund V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 5 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo Overseas Partners V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 6 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo Netherlands Partners V (A), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 7 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo Netherlands Partners V (B), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 8 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo German Partners V GmbH & Co. KG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 9 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo Management V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 10 of 22

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Apollo Advisors V, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 11,462,064 shares of Common Stock 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 11,462,064 shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,462,064 shares of Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%

14.	TYPE OF REPORTING PERSON PN

CUSIP No. 20451N 10 1	13D	Page 11 of 22

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.    Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $.01 (the “Common Stock”), of Compass Minerals International, Inc. (“Compass” or the “Issuer”). The principal executive offices of Compass are located at 8300 College Boulevard, Overland Park, Kansas 66210.

Item 2.    Identity and Background

This Schedule 13D is filed jointly by (i) YBR Holdings, LLC, a Delaware limited liability company (“Holdings”), (ii) YBR Netherlands I, L.P., a Delaware limited partnership (“YBR I”), (iii) YBR Netherlands II, L.P., a Delaware limited partnership (“YBR II”), (iv) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (v) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (vi) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (vii) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (viii) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (ix) Apollo Management V, L.P., a Delaware limited partnership (“Management”) and (x) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors V”). Holdings, YBR I, YBR II, the Funds, Management and Advisors V are referred to collectively as the “Reporting Persons.” The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

Holdings, YBR I and YBR II are principally engaged in the business of investment in securities of the Issuer. The Funds are principally engaged in the business of investing in securities. Each of the Funds is a member of Holdings. Management is principally engaged in the business of serving as the manager of Holdings and as the general partner of each of YBR I and YBR II. Advisors V is principally engaged in the business of providing advice regarding investments by and serving as the general partner of the Funds.

AIF V Management, Inc., a Delaware corporation (“AIFVM”), is the general partner of Management. AIFVM is principally engaged in the business of serving as the general partner of Management and other investment funds.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V. Capital Management V is principally engaged in the business of serving as general partner to Advisors V.

The address of the principal office of each of AIFVM and Capital Management V is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFVM and Capital Management V and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFVM, Capital Management V nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On November 28, 2001, Holdings, YBR I and YBR II acquired an aggregate of 5,464,351.841 shares of Common Stock and 57,570.922 shares of redeemable preferred stock of the Issuer in exchange for approximately $102.2 million in cash. On January 25, 2002, Holdings sold 31,654 shares of Common Stock and 333.460 shares of redeemable preferred stock to certain members of management of the Issuer in a private transaction. On December 20, 2002, the Issuer redeemed an aggregate of 55,716.055 shares of redeemable preferred stock from Holdings, YBR I and YBR II in exchange for cash.

On December 11, 2003, the Issuer completed an approximately 4.982-for-one stock split. Subsequent to the stock split, the Reporting Persons beneficially owned an aggregate of 27,067,341 shares of Common Stock and 1,521.407 shares of redeemable preferred stock. On December 17, 2003, prior to completion of the Issuer’s initial public offering, the Issuer redeemed all of its outstanding redeemable preferred stock, including the shares of redeemable preferred stock then held by Holdings, YBR I and YBR II, in exchange for cash. In connection with the Issuer’s initial public offering which closed on December 17, 2003, Holdings, YBR I and YBR II sold an aggregate of 15,605,276 shares of Common Stock to a syndicate of underwriters in a firm underwritten offering, including shares sold to the underwriter upon the exercise of the underwriter’s over-allotment option.

Holdings, YBR I and YBR II obtained the funds used to make the purchases described herein from capital contributions through their investors.

Item 4.    Purpose of Transaction

As described in Item 3 above, upon completion of the Issuer’s public offering on December 17, 2003, Holdings, YBR I and YBR II held an aggregate of 11,462,064 shares of Common Stock.

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

The shares of Common Stock shown as beneficially owned by Holdings include the shares of Common Stock shown as beneficially owned by YBR I and YBR II. The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by Holdings, who may be viewed to be controlled by the Funds as a group. The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by Holdings and each of the Funds. AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the Funds and Management. Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by Holdings, each of the Funds and Advisors. The Funds, Management, Advisors V, AIFVM and Capital Management V each disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by Holdings, YBR I and YBR II and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 30,176,058 outstanding shares of Common Stock of the Issuer, as reported by the Issuer on December 12, 2003.

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) None.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of November 28, 2001, Holdings, the Issuer, and certain members of the Issuer’s management and employees as identified therein (the “Other Stockholders”) entered into an Investor Rights Agreement. Among other things, the Investor Rights Agreement restricts the sale of certain stockholders, other than affiliates of Management, from transferring their shares of Common Stock without the Issuer’s consent, and grants Holdings the right under certain circumstances to repurchase shares of Common Stock held by certain of the Issuer’s employees. In addition, the Investor Rights Agreement grants each of the stockholders that are party thereto the right to include the shares of Common Stock held by such stockholder in registration statements filed by the Issuer for the purpose of making a public offering of the Common Stock, subject to customary cutbacks at the option of any underwriters of such future offerings. The Investor Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

Also as of November 28, 2001, Management and the Issuer entered into a Management Consulting Agreement whereby Management agreed to provide certain management consulting services to the Issuer regarding, among other things, financial transactions, acquisitions and other matters relating to the Issuer’s business, administration and policies. Under the Management Consulting Agreement, Management receives an annual fee for its services and advice, and has received additional fees in connection with certain transactions. In connection with the completion of the Issuer’s initial public offering on December 17, 2003, the Issuer and Management intend to amend the Management Consulting Agreement, to, among other things, allow Management to terminate the Management Consulting Agreement upon prior written notice to the Issuer and provide for the payment of a final fee to Management in consideration for its services. The Management Consulting Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

As of June 23, 2003, Management, Holdings, YBR I and YBR II, the Issuer and IMC Global Inc. entered into an Amended and Restated Stock Rights Agreement. Pursuant to the Amended and Restated

Stock Rights Agreement, Holdings, YBR I and YBR II were granted an unlimited number of demand and incidental registration rights and IMC Global Inc. obtained unlimited incidental registration rights. As a result, upon the written request of Management, Holdings, YBR I or YBR II, the Issuer is obligated to prepare and file a registration statement covering the shares so requested to be registered. In addition, should the Issuer propose in the future to register any Common Stock for sale to the public, Holdings, YBR I, YBR II and IMC Global Inc. have the opportunity to include Common Stock in the same or concurrent registration statement, subject to customary cutbacks at the option of any underwriters of such future offerings. The Amended and Restated Stock Rights Agreement also grants Holdings, YBR I and YBR II certain drag-along rights in the event Holdings, YBR I or YBR II transfer all or a portion of the Common Stock they hold to third parties, and grants the other stockholders that are a party thereto the right, under certain circumstances, to participate in transfers of the Common Stock held by Holdings, YBR I or YBR II to third parties. Under the agreement, Holdings, YBR I, YBR II and the other stockholders that are a party thereto agreed not to sell shares of Common Stock held by them for a period of not more than 60 days prior to and 180 days following the effective date of any registration statement filed by the Issuer in connection with an underwritten public offering, subject to certain exceptions. The Amended and Restated Stock Rights Agreement is filed as an exhibit to this Schedule 13D and is incorporated into this Item 6 by reference.

Item 7.    Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement.

Exhibit 2:	Investor Rights Agreement, dated November 28, 2001, between Salt Holdings Corporation and the holders of securities of Salt Holdings Corporation party thereto (incorporated herein by reference to Exhibit 10.12 to Salt Holdings’ Registration Statement on Form S-4, File No. 333-104603).

Exhibit 3:	Management Consulting Agreement, dated November 28, 2001, between Salt Holdings Corporation and Apollo Management V L.P. (incorporated herein by reference to Exhibit 10.14 to Salt Holdings’ Registration Statement on Form S-4, File No. 333-104603).

Exhibit 4:	Amended and Restated Stock Rights Agreement, dated as of June 23, 2003, by and among Salt Holdings Corporation, Apollo Management V L.P., each of the stockholders listed on Schedule A attached thereto and IMC Global Inc (incorporated herein by reference to Exhibit 10.15 to Salt Holdings’ Registration Statement on Form S-4, File No. 333-104603).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	December 22, 2003	YBR HOLDINGS, LLC

		BY:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date:	December 22, 2003	YBR NETHERLANDS I, L.P.

		BY:	YBR HOLDINGS, LLC
Its General Partner

			By:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date:	December 22, 2003	YBR NETHERLANDS II, L.P.

		BY:	YBR HOLDINGS, LLC
Its General Partner

			By:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO GERMAN PARTNERS V GmbH & CO. KG

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Michael D. Weiner

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

Date:	December 22, 2003	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/S/ MICHAEL D. WEINER

Michael D. Weiner
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFVM and Capital Management V. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFVM and Capital Management V are Messrs. Leon D. Black and John J. Hannan. The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFVM, Capital Management V and other related investment managers. Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors V, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States. Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.